===============================================================================

                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
===============================================================================


                                   FORM 11-K

                    ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934



                    ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999
                                       OR
                  TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
            FOR THE TRANSITION PERIOD FROM __________ TO __________

                        COMMISSION FILE NUMBER 000-22525
                                               ---------


===============================================================================

                          SIERRACITIES.COM 401(k) PLAN
                      (FORMERLY FIRST SIERRA 401(k) PLAN)

===============================================================================

                             SierraCities.com Inc.
                               600 Travis Street
                                   Suite 7050
                               Houston, TX 77002

                            FIRST SIERRA 401(k) PLAN
                            ------------------------


                   INDEX TO FINANCIAL STATEMENTS AND SCHEDULE
                   ------------------------------------------

                           DECEMBER 31, 1999 AND 1998
                           --------------------------


Report of Independent Public Accountants

Statements of Net Assets Available for Plan Benefits as of December 31, 1999 and 1998

Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 1999

Notes to Financial Statements--December 31, 1999 and 1998

Schedule of Assets Held for Investment Purposes as of December 31, 1999

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS




To the Plan Administrator of the
First Sierra 401(k) Plan:

We have audited the accompanying statements of net assets available for plan benefits of the First Sierra 401(k) Plan (the Plan) as of December 31, 1999 and 1998, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1999. These financial statements and the supplemental schedule referred to below are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for Plan benefits as of December 31, 1999 and 1998, and the changes in net assets available for Plan benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 1999, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA). The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



ARTHUR ANDERSEN LLP



Houston, Texas
June 22, 2000

                            FIRST SIERRA 401(k) PLAN
                            ------------------------

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
              ----------------------------------------------------
                        AS OF DECEMBER 31, 1999 AND 1998
                        --------------------------------

                                                                  1999              1998
                                                             ---------------   ---------------
ASSETS:
   investments, at fair value-
      Mutual funds                                           $     6,878,604   $        -
      Common stock                                                   278,934            -
      Participant loans                                              262,864            16,274
                                                             ---------------   ---------------

                                 Total investments            7,420,402            16,274

   Receivables-
      Employer contributions                                          -                 28,233
      Employee contributions                                          -                 63,406
                                                             ---------------   ---------------

                                  Total receivables                   -                 91,639

   Cash                                                               -              2,924,072
                                                             ---------------   ---------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                       $     7,420,402   $     3,031,985
                                                             ===============   ===============



   The accompanying notes are an integral part of these financial statements.

                            FIRST SIERRA 401(k) PLAN
                            ------------------------

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
         --------------------------------------------------------------
                      FOR THE YEAR ENDED DECEMBER 31, 1999
                      ------------------------------------

ADDITIONS:
   Contributions-
      Employer                                                  $    1,044,890
      Employee                                                       1,934,810
      Rollovers                                                        181,556
                                                               ---------------

                                    Total contributions              3,161,256

   Investment income-
      Interest and dividends                                           419,992
      Net appreciation in fair value of investments in-
         Mutual funds                                                  (16,613)
         Common stock                                                  130,267
                                                               ---------------

                                    Total investment income            533,646

   Transfers from prior plans (Note 4)                               1,894,379
                                                               ---------------

                                    Total additions                  5,589,281
                                                               ---------------
DEDUCTIONS:
   Benefit payments                                                  1,198,484
   Administrative expenses                                               2,380
                                                               ---------------

                                    Total deductions                 1,200,864
                                                               ---------------
NET INCREASE                                                         4,388,417

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
   Beginning of year                                                 3,031,985
                                                               ---------------

   End of year                                                  $    7,420,402
                                                                ==============


    The accompanying notes are an integral part of this financial statement.

                            FIRST SIERRA 401(k) PLAN
                            ------------------------

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------
                            DECEMBER 31, 1999 AND 1998
                           --------------------------


1.  GENERAL AND DESCRIPTION OF THE PLAN:
    ------------------------------------

General
-------
The following description of the First Sierra 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA), and is qualified under the provisions of the Internal Revenue Code of 1986, as amended (IRC).

Effective January 1, 1999, First Sierra Financial, Inc. (the Company), adopted the Delaware Prototype Non-Standardized Safe Harbor 401(k) Profit Sharing Plan (the Prototype) for the exclusive benefit of eligible employees of the Company and adopting related employers.

Eligibility and Contributions
-----------------------------
All employees are eligible to participate in the Plan on the first date of the quarter following the date of hire, regardless of age or years of service.

Participants may contribute up to 20 percent of their compensation (as defined by the Plan) per Plan year, up to the maximum deferrable amount allowed by the Internal Revenue Service (IRS) of $10,000 for 1999.

The Company matches 100 percent of the first 3 percent of compensation deferred into the Plan with an additional matching of 50 percent of the next 2 percent of compensation deferred into the Plan. The Company may also contribute additional amounts at its sole discretion. For the year ended December 31, 1999, the Company made no discretionary contributions.

Each participant's account is credited with the participant's contribution, the Company matching contribution and the participant's share of the earnings, losses and any appreciation or depreciation of the funds invested.

Vested Retirement Benefits
--------------------------
Participant accounts are 100 percent vested.

Trustee
-------
Delaware Management Trust Company (Delaware) is the trustee of the Plan. The trustee is the Plan's asset custodian and is responsible for receiving contributions, managing the Plan's assets and making payments to members in accordance with the provisions of the Plan. Retirement Financial Services, Inc., an affiliate of Delaware, is the record keeper of the Plan.

                                     -2-
Administration
--------------
First Sierra Financial, Inc., is the Plan administrator. The board of directors of the Company appoints an individual to be responsible for the general administration of the Plan. The individual is given all powers necessary to enable it to carry out its duties including, but not limited to, the power to interpret the Plan, decide on all questions of eligibility and the status and rights of participants and direct disbursements of benefits in accordance with the provisions of the Plan.

Investments
-----------
Each participant in the Plan determines the allocation of his/her contributions and Company matching and discretionary contributions, as applicable, among 11 mutual funds. Effective July 1, 1999, First Sierra Financial, Inc., common stock (Company common stock) was offered as an additional investment option. A participant's contributions are limited to a 25 percent maximum investment in Company common stock.

Loans
-----
A participant may borrow from the Plan an amount not to exceed the lesser of 50 percent of the value of the participant's vested interest in his accounts or $50,000, reduced by the highest outstanding loan balance in his account during the prior 12 months.

The loans are secured by a segregated loan fund which is funded by liquidating the portion of accounts necessary to fund the loan. The loans bear reasonable rates of interest as determined by the Plan administrator based on the prevailing interest rates charged by persons in the business of lending money. All loans will be considered an investment of the participant's account; therefore, any interest income will be credited directly to the participant's account. The repayment period shall not exceed five years, except loans for the purpose of acquiring a principal residence.

Benefits
--------
Upon retirement, death or permanent disability, participants may elect to receive a lump-sum amount equal to the value of their account net of any outstanding loans.

Terminated employees are not required to withdraw amounts from their Plan accounts if such accounts are greater than $5,000.

In limited circumstances, account withdrawals can be made for financial hardship in accordance with the Plan.

Modification and Termination
----------------------------
The Plan is intended as a long-range permanent program; however, the Company reserves the right to change, suspend or discontinue the Plan at any time.

2.  SUMMARY OF SIGNIFICANT
    ACCOUNTING POLICIES:
    ----------------------

Basis of Presentation
---------------------
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

Use of Estimates
----------------
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

Investments
-----------
Investments in mutual funds and common stock are reported at fair market value based on quoted market prices. Participant loans are reported at cost which approximates fair value.

Expenses
--------
All expenses properly incurred in administrating the Plan were paid by the Plan unless the Company at its discretion paid such expenses.

Adoption of Statement of Position 99-3
--------------------------------------
The Accounting Standards Executive Committee issued American Institute of Certified Public Accountants Statement of Position (SOP) 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters," which eliminates the requirement for a defined contribution plan to disclose participant-directed investment programs. During 1999, the Plan adopted SOP 99-3 and, as such, the 1998 financial statements have been reclassified to eliminate the participant-directed fund investment program disclosures.

3.  RISKS AND UNCERTAINTIES:
    ------------------------

The Plan provides for various investments in mutual funds and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.

4.  TRANSFER FROM PRIOR PLANS:
    --------------------------

During 1999, certain related employers electing to adopt the Plan transferred participant account balances from their prior plans into the Plan as follows:

    Independent Capital Corp. 401(k) Savings Plan         $      197,200
    Heritage Credit Services 401(k) Plan                         500,957
    Integrated Lease Management, Inc. 401(k) Plan                802,079
    The Republic Group 401(k) Plan                               394,143
                                                         ---------------
                                                          $    1,894,379
                                                         ===============

The assets of the prior plans were transferred into the Plan and invested as directed by each participant.

5.  TAX STATUS:
    -----------

On September 15, 1994, the Prototype obtained its latest determination letter in which the IRS stated that the Prototype, as then designed, was in compliance with the applicable requirements of the IRC. In the opinion of the Plan administrator, the Plan, through its adoption of the Prototype, was designed and being operated in compliance with the applicable requirements of the IRC and, therefore, the Plan was qualified and the related trust was tax-exempt as of December 31, 1999 and 1998.

6.  INVESTMENTS:
    ------------

Individual investments which exceed 5 percent of net assets available for benefits, and their respective fair values, at December 31, 1999, are as follows:

    Delaware Devon Fund (institutional shares)               $      554,229
    Delaware Growth & Income Fund (institutional shares)            876,975
    Delaware Growth Stock Fund (institutional shares)             1,160,943
    Delaware Preservation Account (institutional shares)            517,746
    Delaware Select Growth Fund (institutional shares)              958,901
    Delaware Small Cap Value Fund (institutional shares)            537,349
    Wachovia Equity Index Equity Fund (Y shares)                  1,453,417

7.  RELATED-PARTY TRANSACTIONS:
    ---------------------------

Certain Plan investments are shares of mutual funds managed by Delaware Investments, an affiliate of Delaware. As Delaware is the trustee of the Plan, these transactions qualify as party-in-interest transactions.

8.  SUBSEQUENT EVENT:
    -----------------

Effective February 1, 2000, the Company changed its name from First Sierra Financial, Inc., to SierraCities.com Inc. In conjunction with the Company's name change, the Plan's name was changed to SierraCities.com 401(k) Plan.

                                                                       SCHEDULE
                            FIRST SIERRA 401(k) PLAN
                            ------------------------

                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                -----------------------------------------------
                            AS OF DECEMBER 31, 1999
                            -----------------------

                                                                                                                     Current
   Identity of Issue                             Description of Investment                             Cost           Value
   -----------------                             -------------------------                             ----         ---------
Delaware Investments(a)              Delaware American Government Bond Fund (institutional shares)      (b)      $      177,109
Delaware Investments(a)              Delaware Balanced Fund (institutional shares)                      (b)             186,164
Delaware Investments(a)              Delaware Cash Reserve Fund                                         (b)              31,129
Delaware Investments(a)              Delaware Devon Fund (institutional shares)                         (b)             554,229
Delaware Investments(a)              Delaware Growth & Income Fund (institutional shares)               (b)             876,975
Delaware Investments(a)              Delaware Growth Stock Fund (institutional shares)                  (b)           1,160,943
Delaware Investments(a)              Delaware International Equity Fund (institutional shares)          (b)             250,916
Delaware Investments(a)              Delaware Preservation Account (institutional shares)               (b)             517,746
Delaware Investments(a)              Delaware Select Growth Fund (institutional shares)                 (b)             958,901
Delaware Investments(a)              Delaware Small Cap Value Fund (institutional shares)               (b)             537,349
First Sierra Financial, Inc.(a)      First Sierra Financial, Inc., common stock                         (b)             278,934
Janus Funds                          Janus Aspen Series Flexible Income Portfolio (retirement
                                        shares)                                                         (b)              37,069
Janus Funds                          Janus Aspen Series Growth Portfolio (retirement shares)            (b)             136,657
First Sierra 401(k) Plan(a)          Participant loans receivable at interest rates ranging from
                                        6.83% to 9.50% per annum                                        (b)             262,864
The Wachovia Funds                   Wachovia Equity Index Fund (Y shares)                              (b)           1,453,417
                                                                                                                ---------------

                                     Total assets held for investment purposes                                   $    7,420,402
                                                                                                                ===============


(a)Party in interest.
(b)Cost omitted for participant-directed investments.

                                   SIGNATURES



THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                          SIERRACITIES.COM 401(k) PLAN
                      (formerly First Sierra 401(k) Plan)



June 26, 2000                                /s/ JOHN A. GREER
---------------------                        ----------------------------------
Date                                         John A. Greer
                                             Senior Vice President
                                             Human Resources for
                                             SierraCities.com Inc.

                                 EXHIBIT INDEX
                                 -------------


           Exhibit 23.1 -- Consent of Independent Public Accountants